Filed pursuant to Rule 253(g)(2)

File No. 024-11501

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED June 25, 2021

(TO THE OFFERING CIRCULAR DATED April 7, 2021 AND QUALIFIED ON JUNE 21, 2021)

CLEAN VISION CORPORATION

(Exact name of registrant as specified in its charter)

Date: June 25, 2021

Nevada	8711	85-144944
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

2711 N. Sepulveda Blvd. #1051

Manhattan Beach, CA 90266-2725

Telephone: (424) 835-1845

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.cleanvisioncorp.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Clean Vision Corporation (the "Company," "we," "us," or "our") dated June 17, 2021 and qualified by the Commission on June 21, 2021 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.02 per share. We will have approximately 482,183,131 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED JUNE 25, 2021

375,000,000 SHARES OF COMMON STOCK

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.02	NONE	Up to Maximum of $7,500,000